Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Commerce Bancshares, Inc.:
We consent to the use of our reports dated February 24, 2016, with respect to the consolidated balance sheets of Commerce Bancshares, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Commerce Bancshares, Inc., incorporated herein by reference.
/s/ KPMG LLP
Kansas City, Missouri
November 8, 2016